Exhibit 99.1

April 7, 2016

LETTER TO EMPLOYEES

Dear Handy & Harman Ltd. Employees:

Today we announced that Handy & Harman Ltd. (Handy & Harman) and SL Industries, Inc. (SLI), a public company listed on the NYSE MKT under the ticker symbol “SLI”, have entered into a definitive agreement for Handy & Harman to acquire SLI.  The acquisition will involve a tender offer for SLI’s shares, followed by a merger with a Handy & Harman subsidiary.  The transaction is subject to the satisfaction of certain conditions.  We expect the transaction process, if successful, to take 30 to 60 days.  Additional details regarding the transaction are set forth in the enclosed press release that was issued today.

SLI, through its subsidiaries, designs, manufactures and markets power electronics, motion control, power protection, and power quality electromagnetic equipment that are used in a variety of medical, commercial and military aerospace, computer, datacom, industrial, LED lighting and audio visual systems, and telecom applications. Its products are generally incorporated into larger systems to improve operating performance, safety, reliability and efficiency, and are largely sold to Original Equipment Manufacturers ("OEMs") and, to a lesser extent, to commercial distributors. One of SLI’s key competitive advantages is its ability to partner with customers and custom engineer innovative solutions. SLI is a growth company and the markets it serves are dynamic and growing. You can learn more about SLI by visiting its website at www.slindustries.com.

Steel Partners and its affiliates have been SLI shareholders since 1991. I served on SLI’s Board of Directors from 1993 to 1997 and was elected Chairman of the Board of SLI from 2002 through 2008.  Since 2010, I have remained on SLI’s Board of Directors and I have great faith and trust in the team that Bill Fejes, the CEO and President of SLI, has assembled and grown.  SLI has received many accolades under Bill’s leadership, including being named by Forbes Magazine as one of America’s Best Small Companies.  I hope you will share my enthusiasm about this potential transaction and the strong future SLI will have with Handy & Harman.

We look forward to incorporating SLI and its expertise even further into the Steel Business System, Steel Purchasing Council, Steel IT Council, Steel Environmental Health & Safety Council, Steel Grow Talent Management, Steel Corporate Services and the other components of the Steel Partners culture - what we call “The Steel Way.”

Assuming the tender offer is successful, we expect the transaction will close during the second quarter of this year.  We will make every effort to keep you informed about any important developments.

Handy & Harman will celebrate its 150th anniversary in 2017. With this potential transaction, Handy & Harman will be able to celebrate its anniversary in the neighborhood of a billion-dollar revenue company.  I would like to thank all of you for your hard work in building Handy & Harman into a strong, evolving and growing business.

Respectfully,

/s/ Warren G. Lichtenstein

Warren G. Lichtenstein
Chairman of the Board

Important Information

The tender offer described in this letter has not yet commenced. This letter is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of SLI’s common stock. At the time the tender offer is commenced, Handy & Harman Ltd. (“HNH”) will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the United States Securities and Exchange Commission (the “SEC”), and SLI will file a Solicitation/Recommendation Statement on Schedule 14D-9 and a Rule 13e-3 Transaction Statement relating to such tender offer with the SEC. SLI’s stockholders are strongly advised to read these tender offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that SLI’s stockholders should consider prior to making any decisions with respect to such tender offer. Once filed, SLI’s stockholders will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

Statements in this letter regarding the proposed transaction between HNH and SLI, the expected timetable for completing the transaction, future financial and operating results, benefits of the transaction, future opportunities for HNH’s and SLI’s businesses and any other statements by management of HNH and SLI concerning future expectations, beliefs, goals, plans or prospects constitute forward-looking statements.  Generally, forward-looking statements include expressed expectations, estimates and projections of future events and financial performance and the assumptions on which these expressed expectations, estimates and projections are based.  Statements that are not historical facts, including statements about the beliefs and expectations of the parties and their management, are forward-looking statements.  All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions about future events, and they are subject to known and unknown risks and uncertainties and other factors that can cause actual events and results to differ materially from historical results and those projected.  Risks and uncertainties include the satisfaction of closing conditions for the transaction; the possibility that the transaction will not be completed, or if completed, not completed on a timely basis; the ability of HNH to successfully integrate SLI’s business; and the risk that the expected benefits of the transaction may not be realized or maintained. Neither HNH nor SLI can give any assurance that any of the transactions contemplated by the merger agreement will be completed or that the conditions to the tender offer will be satisfied. A further list and description of additional business risks, uncertainties and other factors can be found in HNH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, SLI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as well as other filings by HNH and SLI with the SEC. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov. Many of the factors that will determine the outcome of the transaction are beyond HNH’s or SLI’s ability to control or predict. Neither HNH nor SLI undertakes to update any forward-looking statements as a result of new information or future events or developments.